SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K an Information Memorandum (Note d’Information) for the implementation of the share buyback program to be authorized by the Combined General Meeting of Shareholders to be held on April 1, 2003 (or April 11, 2003 on second notice).

GROUPE DANONE

A limited liability company (société anonyme) with a share capital of € 137,335,122

Registered Office: 7 Rue de Téhéran – 75008 PARIS

Trade and Companies Register Paris n° 552 032 534 – SIRET 552 032 534 00414

Information Memorandum (Note d’Information) issued for the implementation of the share buyback program, to be authorized by the Combined General Meeting of Shareholders to be held on April 1, 2003 (or on April 11, 2003 on second notice)

Pursuant to Article L621-8 of the French Monetary and Financial Code, this Information Memorandum received approval (visa) n° 03-139 on March 10, 2003, from the Commission des Opérations de Bourse (“COB”), in accordance with Regulation n° 98-02 as amended by Regulation 2000-06. This document has been prepared by the issuer and its signatories assume responsibility for it. The visa does not imply approval of the share buyback program nor authentication of the accounting and financial elements presented.

Pursuant to COB Regulation n° 98-02 dated September 6, 1998, the purpose of this Information Memorandum is to describe the aims and terms of the share buyback program.

Summary of the program’s primary features:

Buyback program:

•	Securities involved: shares
•	Maximum percentage of capital to be bought back: 9,000,000 shares, representing 6.6% of the share capital
•	Maximum purchase price per share: € 200
•	Minimum sale price per share: € 120
•	Objectives by order of priority:
—	purchases and sales in keeping with market situations,
—	allocation of shares pursuant to stock option plans,
—	holding as treasury stock,
—	delivery as payment or exchange in future financial transactions,
—	cancellation to adjust the Company’s financial structure.
•	Duration of the program: 18 months from the General Meeting convened for April 1, 2003 on first notice and, if necessary, in the absence of quorum, for April 11, 2003.

A.	AIMS OF THE SHARE BUYBACK PROGRAM

Groupe Danone (or “the Company”) will submit to its shareholders a new share buyback program pursuant to a resolution to be approved by the Combined General Meeting of Shareholders to be held on April 1, 2003 (or alternatively April 11, 2003 if postponed).

The program’s aims in order of priority are the following:

—	purchases and sales in keeping with market situations,
—	allocation of shares pursuant to stock option plans granted to directors (mandataires sociaux) and employees,
—	holding as treasury stock,
—	delivery as payment or exchange in future financial transactions,
—	cancellation to adjust the Company’s financial structure to optimize the debt-equity ratio.

At February 28, 2003, the Company held 9,333,255 shares, directly or indirectly, representing 6.80% of the capital, including 3,483,920 shares to hedge for exercises of stock options. On the same date, and following the authorization granted by the Combined General Meeting on April 25, 2002, the Company purchased 5,517,242 shares (representing 4.02% of its share capital) as part of its share buyback program at an average price of € 126.31 and concluded option contracts in the form of equity-linked notes relating, at that date, to 2,105,114 shares included in treasury stock.

These contracts are part of a policy to optimize the management of treasury stock and reduce its cost.

Furthermore, it is recalled that since 1999 the Company has proceeded with several cancellations of shares held directly as treasury stock:

Date	Number of shares cancelled	Number of shares following cancellation
December 20, 2002	1,400,000	137,191,372

October 17, 2002	2,800,000	138,591,372

December 20, 2001	8,500,000	140,928,152

April 4, 2000	6,400,000 (3,200,000 shares prior to stock split)	70,935,588*

May 31, 1999	9,000,000 (4,500,000 shares prior to stock split)	72,958,576*

*	Prior to the two-for-one nominal share split

Subject to the approval by the Combined General Meeting on April 11, 2003 of the resolution regarding the cancellation of shares, the Company may cancel no more than 1,033,512 shares until December 20, 2003. After this date and taking into account the cancellations carried out on October 17, 2002 and December 20, 2002, which account for 2,800,000 and 1,400,000 shares, respectively, the Company may, subject to the limitations mentioned in paragraph D2, cancel 9,533,512 shares.

B.	LEGAL FRAMEWORK

This program falls within the framework of article L225-209 of the French Code of Commerce (Code de Commerce) and will be submitted for approval to the Combined General Meeting of Shareholders to be held on April 1, 2003 (or alternatively April 11, 2003 if postponed), pursuant to the conditions of quorum and majority required for ordinary items of business (eleventh resolution).

Text of the eleventh resolution

“Having reviewed the Information Memorandum drawn up at the time of the share buyback program and approved by the Commission des Opérations de Bourse, and having consulted the report of the Board of Directors, the General Meeting, acting as an Ordinary General Meeting:

Empowers the Board of Directors to arrange the buyback by the Company of its own shares, for a period of eighteen months from the present General Meeting as provided for under article L 225-209 of the French Code of Commerce.

The purchase of shares may be executed by the Board of the Directors for the purpose of:

➢	either, granting options for the purchase of shares to employees or officers of the Company or employees or officers of companies or economic interest groups in which the Company holds at least 10% of the share capital or voting rights, either directly or indirectly, or the implementation of share purchase plans for employees,
➢	or, stabilizing the price of Company shares on the stock market,
➢	or, holding such shares, or transferring them or disposing of them by any means, notably on the stock market or in over-the-counter transactions, as part of financial operations,
➢	or, if need be, canceling such shares to achieve the best possible balance between equity and debt for the Company.

The acquisition, sale or transfer of such shares may be effected by any means on the stock market or over-the-counter, including the use of any derivative product or products traded on a regulated market or over-the-counter, as well as the implementation of options strategies (purchase and sale of puts and calls and all related combinations thereof).

These operations may be executed at any time, including during a tender offer.

Maximum purchase price	:	€ 200
Minimum selling price	:	€ 120
Maximum number of shares which can be purchased	:	9,000,000

In the case of a capital increase achieved by incorporating reserves and allocating free bonus shares or through a stock split and combination of existing securities, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares making up total share capital before the operation and the number of shares existing after the operation.

This authorization cancels and replaces the authorization granted by the Combined General Meeting of Shareholders on April 25, 2002.”

Furthermore, pursuant to the sixteenth resolution, a proposal will be made at the Combined General Meeting to be held on April 11, 2003, acting as an Extraordinary General Meeting, to authorize the Company to reduce its capital to within the limit of 10% of the outstanding shares, for a period of 24 months from the Meeting.

C.	TERMS AND CONDITIONS

a)	Maximum portion of the capital to be acquired at February 28, 2003 and maximum amount to be invested by Groupe Danone.

Groupe Danone will submit to the shareholders at the General Meeting a resolution to authorize the buyback of a maximum portion of the capital amounting to 9,000,000 shares, or 6.6% of the Company’s capital at this date, representing a maximum theoretical amount of € 1.8 billion on the basis of a cap purchase price per share of € 200.

The Company undertakes to hold, either directly or indirectly, no more than 10% of its own capital. Therefore, assuming that treasury stock remains identical until the date of the General Meeting (9,333,255 shares), the Company may buyback no more than 4,400,257 shares, representing a theoretical maximum amount of € 880 million on the basis of a cap purchase price per share of € 200.

The transactions may be carried out at any time, including during a period of public offering within the limits that the stock market regulations may allow.

b)	Terms of purchase

The shares may be bought by any means, by using, where applicable, any derivative instrument or option traded on the regulated or over-the-counter markets to the extent that these latter means does not significantly contribute to increasing the stock’s volatility.

Groupe Danone reserves the right to purchase blocks of shares representing a maximum of 80% of the shares that may be repurchased.

The maximum purchase price per share, excluding acquisition costs, is € 200. The minimum sale price per share, excluding selling costs, is € 120.

Following the approval by the General Meeting of April 11, 2003, the balance sheet will include free reserves for a total amount of €3,346 million. Pursuant to the provisions of the law, the total amount of treasury stock held by the Company must be lower than this limit.

c)	Duration and timetable for the program

The shares may be purchased during a maximum period of eighteen months from the date of this Meeting, pursuant to the eleventh resolution as submitted to the Combined General Meeting on April 11, 2003 for approval. Furthermore, repurchased shares may be cancelled up to the 10% limit of the capital over a period of 24 months from the date of the Combined General Meeting of April 11, 2003.

d)	Financing of the program

Groupe Danone reserves the right to use part of its available cash flow to finance the program and/or to resort to short- or medium-term debt to cover any additional needs in excess of its self-financing ability.

At December 31, 2002, the Company’s financial debt was € 2,512 million, its cash and cash equivalents amount was € 3,155 million and its equity (following distribution) was € 4,874 million.

D.	FACTORS USED TO EVALUATE THE EFFECTS OF THE BUYBACK PROGRAM ON GROUPE DANONE’S FINANCIAL SITUATION

The table below shows the impact of the program on the basis of the following theoretical scenarios:

1. Buyback of 4,400,257 shares, or 3.20% of current capital, reaching the 10% limit, at a price of € 115 per share (traded at € 110.50 on March 5, 2003). The financing rate is 3.50%.

2. Buyback of 9,000,000 shares at the same price of € 115.

	Position at 12/31/2002	Full year pro forma following buyback of 4,400,257 shares		Full year pro forma following buyback of 9,000,000 shares
		As absolute value	Effect of buyback stated as a percentage	As absolute value	Effect of buyback stated as a percentage
Number of shares	137,335,122	132,934,865	—	128,335,122	—

Stockholders’ equity (€ in millions) (A)	5,087	4,581	-9.95%	4,052	-20.35%

Total equity (€ in millions)	5,816	5,310	-8.70%	4,781	-17.80%

Stockholders’ equity (€ per share)	37.04	34.46	-6.97%	31.57	-14.76%

Net financial debt (€ in millions)	2,269	2,775	22.30%	3,304	45.61%

Net financial debt/total equity	39.01%	52.26%	33.96%	69.11%	77.14%

Net income before non-recurring items (€ in millions) (B)*	828	817	-1.38%	805	-2.82%

Return on equity (B/A)	16.28%	17.83%	9.51%	19.86%	22.00%

Earnings per share (Net)(€)*	(1)6.28	(3)6.41	2.02%	(5)6.55	4.29%

Diluted earnings per share (€)*	(2)6.11	(4)6.23	1.90%	(6)6.36	4.03%

Group net income (€ in millions) (B’)	1,283	1,272 **	-0.89%	1,260 **	-1.82%

Return (B’/A)	25.22%	27.76%	10.06%	31.09%	23.25%

Earnings per share (€)	(1)9.73	(3)9.98	2.53%	(5)10.25	5.37%

Diluted earnings per share (€)	(2)9.43	(4)9.65	2.40%	(6)9.91	5.08%

*	Net income before non-recurring items with a positive impact of € 455 million on net income (capital gains or losses on divestitures, impairment of assets, restructuring charges).

**	These calculated items were prepared to provide full information, but these indicators cannot be considered as relevant, since they were prepared on the basis of net income for 2002, affected by non-recurring, one-off items.

Number of shares used for the calculation:

(1): 131.9 million shares*	(3): 127.4 million	(5): 122.8 million

(2): 137.2 million shares*	(4): 132.8 million	(6): 128.2 million

*	The difference between these two amounts is due to 5,076,142 convertible bonds at 1.20%, 2001-2007, and 314,856 options to subscribe or purchase shares.

Analysis of the sensitivity of earnings per share to a variation of the buyback price:

Share buyback price	€ 105	€ 115	€ 125

Gross marginal financing rate	3.5%	3.5%	3.5%

Diluted net earnings per share following the purchase of 1% of the capital*	+0.62%	+0.58%	+0.54%

*	On the basis of net earnings excluding non-recurring, one-off items amounting to a total of € 455 million (see above).

E.	TAX TREATMENT

a)	For the Purchaser

The share buyback program should have no other impact on taxable earnings than that of the capital gains or losses that the Company may undergo as a result of the resale of the purchased shares.

b)	For the Seller

The tax regulations relating to capital gains apply to all stock repurchase transactions.

The gains obtained by a legal entity are subject to corporate taxes on capital gains provided for in article 39-12 of the General Tax Code.

The gains obtained by an individual will be subject the capital gains tax provided for in article 150-OA of the General Tax Code, at a tax rate of 16% (26% with social security contributions) if the annual total sales by the shareholder from whom the stocks were repurchased exceed € 7,650.

F.	DISTRIBUTION OF CAPITAL AT FEBRUARY 28, 2003

Shareholders	Shares	%	Voting rights*	%
EURAZEO	5,446,347	3.97	5,500,483	3.88

WORMS & Cie	1,727,466	1.26	3,454,932	2.43

CDC	3,428,286	2.50	3,428,286	2.42

FCP GROUPE DANONE	1,762,963	1.28	2,883,237	2.03

THE COMPANY AND ITS SUBSIDIARIES*	9,333,255	6.80

Public	115,636,805	84.20	126,660,426	89.24

Total	137,335,122	100.00	141,927,364	100.00

*	At the date of the last Combined General Meeting of Shareholders on April 25, 2002

•	Includes 1,441,030 shares (or 1.05% of the capital) held indirectly by the Company.
•	In addition to the legal statements, the Company’s by-laws provide that any shareholder who comes to hold a portion equal to 0.5% of the voting rights or a multiple of this portion must inform the Company of the total number of shares and voting rights he holds, individually or jointly.
•	To the Company’s knowledge, there are no other shareholders directly, indirectly or jointly holding 5% or more of the capital or voting rights.

The total number of shares that may be issued upon exercise of the share subscription options granted and outstanding at December 31, 2002 amount to 62,415 shares. No share subscription option has been exercised since December 31, 2002.

In June 2001, the Company issued a convertible bond of one billion euros, which could give rise to the creation of a maximum of 5,076,142 shares. However, the Company reserves the right to deliver in exchange all or part of the treasury stock that it holds or comes to hold.

G.	RECENT DEVELOPMENTS

As announced by the Company in November 2002, the Danone group acquired 100% of Sparkling Spring Water Holdings in January 2003.

On February 13, 2003, following a meeting of its Board of Directors, Groupe Danone disclosed the main items of its consolidated financial statements for 2002, as audited by its statutory auditors.

H.	INTENTION OF ENTITIES CONTROLLING THE ISSUER

To the Company’s knowledge, there is no shareholder that controls, alone or in concert, the capital of Groupe Danone.

I.	PERSON RESPONSIBLE FOR THIS INFORMATION MEMORANDUM

To the best of my knowledge, the information set forth in this Information Memorandum is accurate. It includes all the information required for investors to be able to form and opinion about the repurchase of shares by Groupe Danone, and contains no omissions that could alter its meaning.

FRANCK RIBOUD

Chairman and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 26, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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